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02053353

UNITED STATES
[redacted]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28004

SEC MAIL RECEIVED NOV 29 2002 WASH. D.C. 180 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Loeb Partners Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York,	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas L. Kempner
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & CO., CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway,	New York,	NY	10271.
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas L. Kempner ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loeb Partners Corporation ______________________________, as of September 30, 2002 ______, ~~19~~ XX______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President, Chief Executive Officer

Title

Notary Public

GEORGE KOPPEL
Notary Public, State of New York
No. 24-4691583
Qualified in Kings County
Commission Expires January 31, 2006

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOEB PARTNERS CORPORATION

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

P:\nyclnts\clients\c47160.0\2002\093002fs

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section
Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Loeb Partners Corporation
61 Broadway
New York, NY 10006

We have audited the accompanying statement of financial condition of Loeb Partners Corporation (the "Company") as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Loeb Partners Corporation as of September 30, 2002, in conformity with U.S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
November 25, 2002

LOEB PARTNERS CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash	$ 45,377
Receivable from brokers-dealers	9,715,662
Accrued interest and dividends	717,117
Accrued fee income (net)	1,418,374
Commissions receivable	147,095
Securities owned:	
- at market value	39,265,602
- at fair value	6,530,799
Investments - at fair value	528,056
Trade claims - at fair value	2,427,401
Memberships in exchange, at cost (market value $190,000)	82,500
Property and equipment (net of accumulated depreciation of $1,151,951)	435,981
Deferred tax asset	672,465
Other assets	333,292
Total assets	$ 62,319,721

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to brokers-dealers		$ 718,744
Securities sold, but not yet purchased - at market value		16,703,118
Accounts payable and other accrued liabilities		1,143,580
Accrued compensation		1,129,403
Income taxes payable		71,900
Payable to affiliates		231,548
Total liabilities		19,998,293
Commitments and contingencies		
Stockholder's equity		
Common stock, $.01 par value,		
Authorized: 10,000 shares		
Issued and outstanding: 3,600 shares	$ 36	
Additional paid-in capital	27,054,773	
Retained earnings	15,266,619	
Total stockholder's equity		42,321,428
Total liabilities and stockholder's equity		$ 62,319,721

The accompanying notes are an integral part of these financial statements.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Broker-Dealer Business

Loeb Partners Corporation (the "Company") is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company's primary sources of revenue are its proprietary trading activity conducted through a joint trading account (joint account) with Loeb Arbitrage Fund, a related party, and the receipt of commissions from various sources.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Nature of Advisory Services

The Company as a Registered Investment Advisor pursuant to Section 203 of the Investment Advisors Act of 1940, is exempt from rule 206(4)-2(a) under the Investment Advisors Act of 1940.

(c) Security Valuations

Investments in securities traded on a national securities exchange or reported on NASDAQ are stated at the last quotations on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are stated at the last quoted bid price, except for short positions and call options written for which the last quoted asked price is used. Restricted securities or other securities for which quotations are not readily available are valued by management on an individual basis.

Other securities consist of non-marketable investments in private companies and venture capital partnerships, which are valued at fair value as determined by management. Investment in bank debts are generally marked-to-market, including unrealized gains and recognizing losses on the unfunded commitments to extend credit.

(d) Revenue Recognition

Securities transactions and commission revenues and related expenses are recorded on a trade-date basis.

(e) Property and Equipment

Property and equipment are recorded at cost.

The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	5 years
Office equipment	5 years
Leasehold improvements	8 years

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

(e) Property and Equipment (Continued)

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold, or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such items are relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

(f) Cash and Cash Equivalents

Cash and cash equivalents may include highly liquid debt instruments purchased with a maturity of three months or less.

(g) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

(h) Financial Instruments

Derivative financial instruments used for trading purposes include options and equity swap contracts, both domestic and foreign.

Fair values of options and swaps are recorded in securities owned or securities sold, not yet purchased, as appropriate.

In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivatives and Hedging Activities", the Company records its derivative activities at market value or, if market prices are not readily available, at fair value.

Unrealized gains or losses on equity swap contracts are recorded on the same basis as the underlying assets or liabilities that are marked-to-market and recorded currently in income as principal transactions.

(i) Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company is a wholly owned subsidiary of Loeb Holding Corporation and for federal corporate income tax purposes, files on a consolidated basis with its parent. Accordingly, the Company's federal income tax, if any, is due to or from the parent company.

Note 2 - Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, consist of securities as follows:

	Owned	Sold, Not Yet Purchased
At market value:		
Obligations of U.S. government	$ 1,214,871	$ 376,681
State and municipal obligations	216,836	-
Corporate bonds, debentures and notes	16,477,526	2,965,472
Corporate stocks and swaps	21,186,457	13,351,964
Options and warrants	169,912	9,001
	$ 39,265,602	$ 16,703,118
At fair value:		
Corporate bonds	$ 4,589,412	$ -
Corporate stocks	1,941,387	-
	$ 6,530,799	$ -

Note 3 - Commitments and Contingencies

(a) Litigation

The Company and certain affiliated entities have been named in a lawsuit seeking compensatory damages approximating $3.6 million. The Company considers this lawsuit without merit and has filed for summary judgment dismissing the complaint. Plaintiff has filed a bankruptcy petition and the motion has been stayed.

In addition to the litigation noted above, the Company is subject to other litigation incidental to its business. The Company believes, after consultation with counsel, that the resolution or the ultimate outcome of these matters is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change in the near future.

(b) Lease Commitment

The Company leases office and storage space under two separate agreements expiring July 31, 2008. The future minimum annual rental payments (net of $404,368 rental abatement) under these leases are as follows:

Note 3 - Commitments and Contingencies (Continued)

(b) Lease Commitment (Continued)

Year Ending September 30	Amount
2003	$ 461,724
2004	496,439
2005	497,288
2006	498,135
2007	498,983
Thereafter	416,409
	$ 2,868,978

Rent expense (less amount charged to its parent company) for the year ended September 30, 2002 amounted to $353,881.

(c) Joint Account

Under the joint account agreement with Loeb Arbitrage Fund (A Limited Partnership) (see related party disclosures), the Company is jointly and severally liable to third parties for obligations of the joint account.

The joint account makes commitments to extend credit through loan syndication transactions. Total commitments are not indicative of actual risk or funding requirements, as the commitments may not be drawn or fully utilized. The Company's participation in the joint account at September 30, 2002 is approximately 6%.

The following table summarizes the contract amounts relating to the joint account lending-related financial instruments as at September 30, 2002:

Off-balance-sheet lending-related financial instruments

Unfunded commitments to extend credit - contract amount	$ 7,250,000
Unfunded commitments to extend credit - fair value	$ 6,193,000
Standby letters of credit	1,500,000

Note 4 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. Under the alternative method of capital computation pursuant to sub-paragraph (f), the Company had net capital of $23,981,174 at September 30, 2002. The minimum capital requirement for Loeb Partners Corporation was $250,000 and net capital in excess of the minimum was $23,731,174.

Note 5 - Income Taxes

The benefit for income taxes consists of the following:

Current:	
Federal	$ -
State	511,636
	511,636
Deferred:	
Federal	422,079
State	82,386
	504,465
Total	$ 1,016,101

Pursuant to the Company's method of allocating certain investment income for state and city tax purposes, the Company derived a net tax benefit of approximately $512,000 for the current year.

Net deferred tax asset consists of the following components:

Net operating loss carryforwards	$ 1,445,751
Accrued employee compensation	481,973
Investment income	(1,255,259)
	$ 672,465

At September 30, 2002, the Company has a federal net operating loss carryforward of approximately $3,400,000, expiring in the year 2017, which may be utilized currently by the parent company. The Company also has state and city net operating loss carryforwards of approximately $3,400,000, expiring in the year 2017, available to offset future taxable income.

Note 6 - Related Party Transactions

During the year ended September 30, 2002, the Company charged its parent $96,792 for sharing common occupancy and administrative expenses and the parent transferred to the Company third-party receivables at the cost of $107,947. The Company transferred 16,808 shares of common stock of a restricted equity security, valued at $98,435 (which approximates cost), to its parent company. As at September 30, 2002, the Company owes its parent $9,582 and an affiliate $221,966, which is included in payable to affiliates.

During the year, the Company's parent contributed securities at market value totaling $10,493,968 as additional capital.

An affiliate of the Company, Loeb Arbitrage Management, Inc. ("LAM"), is a general partner of Loeb Arbitrage Fund (A Limited Partnership). The Company and Loeb Arbitrage Fund operate a joint account. The Company has represented to Loeb Arbitrage Fund that it will charge brokerage commissions limited to the execution cost associated with the fund's trading activities both directly or through the joint account. Such commissions amounted to approximately $1,825,000 for the fiscal year ended September 30, 2002. Also, the Company has an arrangement to charge LAM its respective share of certain administrative costs as incurred, which totaled $2,679,897 for the year.

The Company has reflected its respective interest in the joint account (approximately 6%) on its statement of financial condition as of September 30, 2002.

LOEB PARTNERS CORPORATION
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

Note 7 - Financial Instruments With Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile trading markets which may impair customers' abilities to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume possible exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity based on information it receives from its clearing broker, and requires customers to deposit additional collateral, or reduce positions, when necessary.

Securities sold, but not yet purchased are a part of the normal activities of the Company's proprietary trading in securities and are subject to off-balance-sheet market risk of loss should the Company be unable to acquire the securities for delivery to the purchaser at prices equal to or less than the current recorded amounts.

The Company, through its interest in the joint account, enters into security transactions on global markets as well as domestic. Financial instruments traded on these markets include equities, fixed income, options, and equity swaps. Derivatives and non-derivative financial instruments are subject to similar risks including market and credit risks. Market risk is the potential for loss due to market forces including changes in interest rates, foreign exchange rates and equity or commodity prices. The use of derivatives provides economic means of hedging risk through the use of options, index options, futures and forwards.

Credit risk is the possibility that the counter party in the transaction is not able to perform under the contract.

A copy of the Company's statement of financial condition as of September 30, 2002, pursuant to the Securities and Exchange Commission's Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.